Exhibit 99.2

UNAUDITED PRO FORMA CONDENSE COMBINED FINANACIAL INFORMATION AS OF
 DECEMBER 31, 2013 AND THE YEAR ENDED DECEMBER 31, 2013

Unaudited Pro Forma Financial Information

On July 7, 2014, Top Image Systems Ltd (“TIS” or the “Company“) entered into an Agreement and Plan of Merger (“Agreement and Plan of Merger”) with eGistics, Inc., a Delaware corporation (“eGistics”). eGistics is a leading provider of private cloud-based document management solutions that enable organizations in the financial industry to optimize the way they store, manage and distribute content, documents and business information.  On July 16, 2014 (the “Closing date”), the Company closed on the transaction and EGI Acquisition Corp, a Delaware corporation which is the Company’s indirect wholly owned subsidiary, merged into eGistics (the “Acquisition”).

The Agreement and Plan of Merger provided for the Company’s payment of a total of $18 million in consideration comprised of $9 million in cash, subject to a working capital related adjustment, and 2,353,310 of the Company’s ordinary shares valued at $3.8244 per share, or $9 million in the aggregate.  After application of the adjustment in connection with closing, the Company paid a net cash amount equal to $8.3 million. The price per share was calculated in accordance with the terms of the Agreement and Plan of Merger and was the volume-weighted average price as reported by Bloomberg of the Company’s ordinary shares traded on the NASDAQ for the ten trading days concluding two business days prior to the signing of the Agreement and Plan of Merger.

Pursuant to the Agreement and Plan of Merger which provided for acquisition of eGistics on a debt-free and cash-free basis, at the closing, the consideration the Company paid was applied toward the repayment certain eGistics debt obligations, with the remainder payable to holders of certain classes of eGistics’ preferred stock in satisfaction of the liquidation preference payable to such holders in respect of their interests.  In accordance with the Agreement and Plan of Merger, certain creditors and eGistics preferred equity holders elected to receive their portion of the merger consideration in the form of our ordinary shares.

The 2,353,310 ordinary shares paid in connection with the Acquisition were comprised of:

•
1,781,910 ordinary shares as repayment of debt owed by eGistics to such Selling Shareholders, with such shares being valued in accordance with the terms of the Agreement and Plan of Merger at $3.8244 per share, calculated as described above, and

•	571,400 ordinary shares paid in respect of preferred equity interests in eGistics

The Agreement and Plan of Merger included customary provisions for transactions of this nature, including indemnity obligations concerning certain representations and warranties.  The indemnity obligations are secured by an indemnity insurance policy in favor of the Company’s wholly owned US subsidiary, and a portion of the cash consideration we paid into escrow in accordance with the Agreement and Plan of Merger.

Pursuant to the Agreement and Plan of Merger, the Company appointed Mr. Donald Dixon to its board of directors for a two year term.  Mr. Dixon shares voting and investment power with respect to the shares received by entities associated with Trident Capital, Inc. which together beneficially own 13.2% of the Company’s outstanding ordinary shares as a result of the consideration such entities received in connection with merger.

Pursuant to the provisions of the Agreement and Plan of Merger, on August 14, 2014, the Company filed a registration statement on Form F-3 registering 2,353,310 of its ordinary shares for resale by parties which received ordinary shares in connection with the Acquisition.  Pursuant to the agreements between the Company and such selling shareholders and subject to the terms and conditions thereunder and to the effectiveness of the registration statement or an applicable exemption from registration, the resale of such shares by the such selling shareholders is restricted until July 15, 2015, when 1,176,655 of such shares (allocated pro rata among such selling shareholders) will be released from this restriction, and the remainder will be released from this restriction on July 15, 2016.

Effective January 2014, the Company sold 2,750,000 of its ordinary shares in an underwritten public offering, with an aggregate offering price of $13,062,500 based on a per share offering price of $4.75, which resulted in net proceeds to the Company, before expenses, of $12,213,437.50, or $4.44125 per share, after deducting total underwriting discounts payable by the Company of $849,062.50, or $0.30875 per share.  The Company funded the cash portion paid in the eGistics transaction from the cash proceeds of the offering.

The following unaudited condensed combined pro forma balance sheet at December 31, 2013 gives effect to the Acquisition as if it had been completed as of December 31, 2013. The Acquisition was accounted for under the purchase method of accounting. Accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values at the date of the Acquisition. The purchase price has been allocated to the assets acquired and the liabilities assumed based upon estimates of their respective fair values, which are subject to adjustment.

The following unaudited condensed combined pro forma Statements of Operations for the year ended December 31, 2013 give effect to the Acquisition as if it had been completed on January 1, 2013. For the purposes of the pro forma Statements of Operations, the Company has assumed that, other than the related financings described above, the Company had sufficient cash to make the Acquisition.

The pro forma information has been prepared by our management and it may not be indicative of the results that actually would have occurred had the transaction been in effect on the dates indicated, nor does it purport to indicate the results that may be obtained in the future. The pro-forma information is based on provisional amounts allocated by management to various assets and liabilities acquired and may be eventually different than currently presented.

The pro forma information should be read in conjunction with the consolidated financial statements and notes thereto of eGistics enclosed herewith, and the Company’s financial statements and notes thereto included hereunder, as well as with the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, filed on March 27, 2014.

The pro forma Statements of Operations do not give effect to planned synergies and/or cost savings related to the Acquisition.

Unaudited Combined Pro-Forma Balance Sheet As of December 31, 2013
U.S. dollars in thousands

	Top Image Systems (A)	eGistics (B)	Pro-forma Adjustments						Pro-forma combined
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,203	$1,547	$3,887	C	$-		$-		$8,627
Restricted deposit	347	-	-		-		-		347
Trade receivables ,net	7,111	1,517	-		-		-		8,628
Deferred tax assets	913	-	-		-		-		913
Other accounts receivable and prepaid expenses	901	283	-		-		-		1,184
Total current assets	12,475	3,347	3,877		-		-		19,699

LONG-TERM ASSETS:
Severance pay fund	1,775	-	-		-		-		1,775
Restricted cash	374	-	-		-		-		374
Long-term deposits and long-term assets	80	157	-		-		-		237
Non-current Deferred tax assets	515	-	-		-		-		515
Property and equipment, net	260	630	-		-		-		890
Intangible assets, net	-	-	7,002	F	-		-		7,002
Goodwill	6,168	8,194	14,735	E	(8,194	) D	-		20,903
Total long-term assets	9,172	8,981	21,737		(8,194)		-		31,696
Total assets	$21,647	$12,328	$25,614		$(8,194)		-		$51,395

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$359	$377	$-		$-		$-		$736
Deferred revenues, current portion	2,284	1,404	-		-		-		3,688
Accrued expenses and other accounts payable	1,334	1,504	-		1,400	I	(1,265	) L	2,973
Deferred tax liability, net	-	-	1,783	G	-		-		1,783
Capital leases , current portion	-	137	-		-		-		137
Long-term debt, current portion	-	3,708	-		-		(3,708	) L	-
Total current liabilities	$3,977	$7,130	$1,783		$1,400		$(4,973)		$9,317

LONG-TERM LIABILITIES:
Accrued severance pay	1,956	-	-		-		-		1,956
Deferred revenues , net of current portion	-	2,276	(229	) H	-		-		2,047
Capital leases , net of current portion	-	300	-		-		-		300
Long-term debt net of current portion	-	596	-		-		(596	) L	-
Total long-term liabilities	1,956	3,172	(229)		-		(596)		4,303
Total liabilities	$5,933	$10,302	$1,554		$1,400		$(5,570)		$13,620

SHAREHOLDERS' EQUITY:
Share capital	133	7	63	K	(7	) J	-		196
Additional paid-in capital	37,114	33,012	23,398	K	(33,012	) J	-		60,512
Accumulated other comprehensive loss	(1,540)	-	-		-		-		(1,540)
Accumulated deficit	(19,993)	(30,993)	(1,400	) I	30,993	J	-		(21,393)
Total shareholders' equity	15,714	2,026	22,061		(2,026)		-		37,775
Total liabilities and shareholders' equity	$21,647	$12,328	$23,615		$(626)		$(5,568)		$51,395

Unaudited Combined Pro-Forma Statment of Income for the year ended December 31, 2013
U.S. dollars in thousands

	Top Image Systems (M)	eGistics (N)	Pro forma adjustments		Pro forma combined

Revenues	$29,057	$10,556	-		$39,613

Cost of revenues	11,816	4,319	939	Q	17,074

Gross profit	17,241	6,237	(939)		22539

Operating costs and expenses:
Research and development, net	3,377	895	-		4,272
Selling and marketing	9,498	1,371	888	P	11,757
General and administrative	4,637	2,668	-		7,305

Total operating costs and expenses	17,512	4,934	888		23,334

Operating income (loss)	(271)	1,303	(1,827)		(795)
Financial expenses , net	286	421	(421	) O	286
Other income, net	369	-	-		369
Income (loss) before taxes on income	(188)	882	(1,406)		(712)

Taxes on income (expenses)	1	(10)	521	R	512

Net income (loss)	$(187)	$872	$(885)		$(200)

A.	Top Image Systems’ audited consolidated balance sheet as of December 31, 2013

B.	The audited consolidated balance sheet of eGistics as of December 31, 2013

C.	To record the cash paid for the acquisition and the proceeds received from public offering dated February 2014:

	Cash paid for the acquisition	(8,271)
	Proceeds from a public offering dated February 2014	13,695
	To record the elimination of eGistics' cash	(1,547)
		3,877
D.	To record the elimination of eGistics goodwill

E.	To record the adjustment to goodwill

	Purchase price:
	Cash	8,271
	Issuance of shares	9,766
		18,037

	Net book value as of July, 16, 2014 (the “Closing date”) :	(1,621)

	Excess of purchase price over net tangible and intangible assets	19,658

	Less
	Balance allocated to Developed Technology	3,005
	Balance allocated to Customers relationships	3,997
	Deferred tax liability, net	(1,783)
	Goodwill	14,735

F.	To reflect the value of :
	Balance allocated to Developed Technology	3,005
	Balance allocated to Customers relationships	3,997
		7,002

The fair value of the intangible assets was determined by management, based on market participant approach to an initial valuation performed by a third party valuation firm using an income approach and based on estimates and assumptions provided by management. The final valuation may eventually be different than currently presented.

G.	To record the fair value of deferred tax liability, net

H.	To record the fair value adjustment to eGistics deferred revenues

I.	To record the costs associated with the acquisition

J.	To record the elimination of eGistics equity

K.	To record effect of the acquisition and public offering on Shareholder's equity:

		Share Capital	Additional paid-in capital

	Payment in shares	27	9,739
	Proceed issuance of shares as public offering February 2014	36	13,659
		63	23,398

L.	To record the elimination of eGistis' debt
	Long-term debt , current portion	3,708
	Long-term debt , net of current portion	596
	Accrued interest	1,265
		5,569
M.	Reflects Top image Systems consolidated statement of operations for the year ended December 31, 2013

N.	Reflects eGistics consolidated statement of operations for the year ended December 31, 2013

O.	To record the elimination of interest expenses in eGistics

P.
To record amortization of acquired customer relationships. Customer relationships are amortized over its estimated useful life of 4.5 years in proportion to the economic benefits realized (based on income approach method, specifically the MEEM.

Q.
To record amortization of acquired developed technology. Developed technology is amortized over its estimated useful life of 3.2 years in proportion to the economic benefits realized (based on the relief-from-royalty method).

R.	To reflect the tax effect on adjustments P, Q